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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                              Atrion Corporation
                               (Name of Issuer)

                                Common Shares
                        (Title of Class of Securities)

                                  049904105
                                (CUSIP Number)

                               Robert P. Stupp
                                  President
                              Stupp Bros., Inc.
                           120 South Central Avenue
                                  Suite 1650
                             St. Louis, MO 63105
                                (314) 638-5000

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                April 27, 1999
            Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 049904105

1        NAME OF REPORTING PERSON
                  Stupp Bros., Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  43-0542490

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  /   /
                                                                     (b)  /   /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   Missouri

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           135,000

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           135,000

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  135,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           /   /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.3%

14       TYPE OF REPORTING PERSON
                  CO

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                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common shares, par value $.10 per share (the "Shares"), of Atrion Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Allentown Parkway, Allen, Texas 75002.


Item 2.  Identity and Background

         This statement is filed by Stupp Bros., Inc., a Missouri Corporation, which has its principal offices at 120 South Central Avenue, Suite 1650, St. Louis, MO 63105. Stupp Bros., Inc. is a diversified holding company.

         All voting stock in Stupp Bros., Inc. is held in a voting trust. The name, address, present principal occupation or employment, and citizenship of each director or executive officer of Stupp Bros., Inc., and of each trustee of the voting trust is set forth on Schedule 1 hereto and are incorporated herein by reference.

         During the past five years, neither Stupp Bros., Inc. nor, to its knowledge, any of its directors or executive officers, or any of the trustees of the voting trust: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         Stupp Bros., Inc. owns 135,000 Shares which were acquired by it more than 40 years ago in exchange for property and services.

         John P. Stupp, Jr., Executive Vice President and Chief Operating Officer of Stupp Bros., Inc. also owns Shares. Information regarding his ownership of Shares is incorporated herein by reference to the Schedule 13D filed by him on April 30, 1999.

         Robert P. Stupp, President and a member of the Board of Directors of Stupp Bros., Inc. acquired 1,344 Shares over 25 years ago.

         Erwin P. Stupp, Jr., Chairman of the Board of Directors of Stupp Bros., Inc. also acquired 1,344 Shares over 25 years ago.


Item 4.  Purpose of Transaction

         Stupp Bros., Inc. acquired the Shares owned by it for investment purposes and may, from time to time, depending on its evaluation of the Issuer's business, prospects and financial condition, the market


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for the Shares, other opportunities available to it, general economic conditions, regulatory conditions, financial and stock market conditions and other considerations, acquire additional Shares or dispose of Shares, either in the open market or in private transactions, or combinations thereof.

         Information regarding the purpose of John P. Stupp, Jr.'s acquisition of Shares is incorporated herein by referenced to the Schedule 13D filed by him on April 30, 1999.

         Robert P. Stupp acquired the Shares owned by him for investment purposes and may, from time to time, depending on his evaluation of the Issuer's business, prospects and financial condition, the market for the Shares, other opportunities available to him, general economic conditions, regulatory conditions, financial and stock market conditions and other considerations, acquire additional Shares or dispose of Shares, either in the open market or in private transactions, or combinations thereof.

         Erwin P. Stupp, Jr. acquired the Shares owned by him for investment purposes and may, from time to time, depending on his evaluation of the Issuer's business, prospects and financial condition, the market for the Shares, other opportunities available to him, general economic conditions, regulatory conditions, financial and stock market conditions and other considerations, acquire additional Shares or dispose of Shares, either in the open market or in private transactions, or combinations thereof.

         Other than as described in the preceding paragraphs, neither Stupp Bros., Inc. nor, to its knowledge, any of its directors or executive officers, or any of the trustees of the voting trust has any plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation, Bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         (a) Stupp Bros., Inc. is the beneficial owner of 135,000 Shares, representing approximately 5.3% of the Issuer's outstanding Shares.

         (b) Stupp Bros., Inc. has sole voting and dispositive power with respect to the 135,000 Shares beneficially owned by it.

         (c) Stupp Bros., Inc. has not effected any transactions in the Shares during the past 60 days.

         (d) No person other than Stupp Bros., Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares owned by it.


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         (e) Not applicable.

         Information regarding John P. Stupp, Jr.'s interest of Securities of the Issuer is hereby incorporated herein by reference to the Schedule 13D filed by him on April 30, 1999.

         Robert P. Stupp is the beneficial owner of 1,344 Shares, representing approximately .05% of the Issuer's outstanding Shares, and has sole voting power over the Shares beneficially owned by him. He has not effected any transactions in the Shares in the last 60 days. No person other than Robert P. Stupp has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of the Shares owned by him.

         Erwin P. Stupp, Jr. is the beneficial owner of 1,344 Shares, representing approximately .05% of the Issuer's outstanding Shares, and has sole voting power over the Shares beneficially owned by him. He has not effected any transactions in the Shares in the last 60 days. No person other than Erwin P. Stupp, Jr. has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of the Shares owned by him.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         With the exception of John P. Stupp, Jr., and except as set forth in
Item 4 hereof, neither Stupp Bros., Inc. nor, to its knowledge, any of its directors or executive officers, or any trustees of the voting trust have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Information regarding John P. Stupp, Jr.'s contracts, arrangements, understandings or relationships relating to the securities of the Issuer are incorporated herein by reference to the Schedule 13D filed by him on April 30, 1999.


Item 7.  Material to be Filed as Exhibits

         Schedule 13D filed by John P. Stupp, Jr. on April 30, 1999 (incorporated herein by reference).



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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 1999


                                              Stupp Bros., Inc.


                                              By:      /s/ Robert P. Stupp
                                                       -------------------
                                                       Robert P. Stupp
                                              Its:     President




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                                   Schedule 1

         The following table sets forth the name, residence or business address, present principal occupation or employment of each of the directors or executive officers of Stupp Bros., Inc. and each of the trustees of the voting trust holding Stupp Bros., Inc. stock. Each of the below listed persons is a citizen of the United States of America.

         John P. Stupp, Jr.
         Executive Vice President and Chief Operating Officer
         Stupp Bros., Inc. (a diversified holding company)
         120 South Central Avenue
         Suite 1650
         St. Louis, MO 63105


         Erwin P. Stupp, Jr.
         Chairman of the Board of Directors
         Stupp Bros., Inc. (diversified holding company)
         120 South Central Avenue
         Suite 1650
         St. Louis, MO 63105


         Robert P. Stupp
         President and Chief Executive Officer
         Stupp Bros., Inc. (diversified holding company)
         120 South Central Avenue
         Suite 1650
         St. Louis, MO 63105


         E. P. Stupp, III
         Chief Executive Officer
         Lemay Bank & Trust Co. (banking)
         2191 Lemay Ferry Road
         St. Louis, MO 63125


         R. Philip Stupp
         Executive Vice President
         Stupp Bridge Company (structural steel fabrication)
         3800 Weber Road
         St. Louis, MO 63125



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         Thomas L. Turner
         Chief Financial Officer
         Stupp Bros., Inc. (diversified holding company)
         120 South Central Avenue
         Suite 1650
         St. Louis, MO 63105


         Kenneth J. Kubacki
         President
         Stupp Bridge Company  (structural steel fabrication)
         3800 Weber Road
         St. Louis, MO 63125


         Daniel J. O'Leary
         President
         Stupp Corporation  (manufacturer of steel line pipe)
         12555 Ronaldson Road
         Baton Rouge, LA 70807


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